

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Richard Balles
Chief Executive Officer
Community Redevelopment Inc.
1910 Towne Centre Blvd #250
Annapolis, MD 21401

> **Re: Community Redevelopment Inc.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 000-26439**

Dear Richard Balles:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction